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Investopedia INVESTING SIMULATOR BANKING PERSONAL FINANCE NEWS REVIE

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Invest In Passive Income With The Fundrise Income Fund

Discover the Fundrise Income Fund: A strategic investment option in today's high interest rate environment. Boasting hundreds of millions in assets, the fund is focused on private credit in the high-growth Sunbelt region, targeting residential assets and funding gaps. Before investing, consider the Fund's objectives, risks, charges, and expenses. Prospectus available at Fundrise.com/Income.

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Investopedia

INVESTING   SIMULATOR   BANKING   PERSONAL FINANCE   NEWS   REVIE

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Fundrise
Sponsored ·
The Fundrise Income Fund aims to capitalize on high-interest rates in order to potentially deliver some of the most attractive ...See more
An opportunistic strategy for income-focused investors
Capitalize on the impact of high interest rates with the Fundrise Income Fund.
FUNDRISE
INCOME FUND
Homebuilder finance
Real estate debt
Preferred equity
Public REIT equity
Multifamily development
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read them carefully before investing.
fundrise.com/income
Our lowest investment minimum ever
Learn more
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 **fundrise**
Sponsored



An opportunistic strategy for income-focused investors

Capitalize on the impact of high interest rates with the Fundrise Income Fund.

FUNDRISE INCOME FUND



Homebuilder finance

Real estate debt

Preferred equity

Public REIT equity

Multifamily development



Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read them carefully before investing.

Learn more >

   

fundrise The Fundrise Income Fund aims to capitalize on high-interest rates in order to potentially deliver some of the most attractive risk-adjusted yields of the past decade.

You can add the Fundrise Income Fund to your portfolio today.

 **fundrise**
Sponsored

An opportunistic strategy for income-focused investors

Capitalize on the impact of high interest rates with the Fundrise Income Fund.

Homebuilder finance

Real estate debt

Preferred equity

Public REIT equity

Multifamily development

🔗 LEARN MORE

 **FUNDRISE**
INCOME FUND













Reels
An opportunistic strategy for income-focused investors
Capitalize on the impact of high interest rates with the Fundrise Income Fund.
Homebuilder finance
Real estate debt
Preferred equity
Public REIT equity
fundrise
Learn more
The Fundrise Income Fund aims to capitalize on high-interest rates in order to pote... more
investment objectives, risks, charges, and expenses of the Fundrise Income
This and other information can be found in the Fund's prospectus at
fundrise.com/income. Read them carefully before investing.
Sponsored

















Fundrise
Sponsored ·

The Fundrise Income Fund aims to capitalize on high-interest rates in order to potentially deliver some of the most attractive risk-adjusted yields of the past decade.

You can add the Fundrise Income Fund to your portfolio today.

Passive Income?
Meet Private Credit.
GENERATE RECURRING INCOME
HEDGE AGAINST RISING RATES
UNLOCK QUARTERLY DIVIDENDS
Portfolio assets
FUNDRISE
INCOME FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read them carefully before investing.

fundrise.com/income
Our lowest investment minimum ever

Learn more

Like Comment Share

















fundrise
Sponsored

Passive Income? Meet Private Credit.
GENERATE RECURRING INCOME
HEDGE AGAINST RISING RATES
UNLOCK QUARTERLY DIVIDENDS
9:41
Portfolio assets
New home construction near Nashville, TN
Financing an apartment development in Orlando, FL
Apartment renovation in Plano, TX
Apartment renovation near Atlanta
FUNDRISE
INCOME FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read them carefully before investing.

Learn more

fundrise The Fundrise Income Fund aims to capitalize on high-interest rates in order to potentially deliver some of the most attractive risk-adjusted yields of the past decade.

You can add the Fundrise Income Fund to your portfolio today.



















Reels
FUNDRISE
INCOME FUND
Passive Income?
Meet Private Credit.
UNLOCK QUARTERLY DIVIDENDS
9:41
Portfolio assets
New home construction near Nashville, TN
$26,800,000
Financing an apartment development in Orlando, FL
$16,393,000
Apartment renovation in Plano, TX
$5,650,000
near Atlanta
$8,407,000
fundrise
Learn more
The Fundrise Income Fund aims to capitalize on high-interest rates in order to pote... more
Sponsored

















Fundrise
Sponsored ·

The Fundrise Income Fund aims to capitalize on high-interest rates in order to potentially deliver some of the most attractive risk-adjusted yields of the past decade.

You can add the Fundrise Income Fund to your portfolio today.

A once-in-a-decade opportunity for fixed income investors
EXAMPLE PROJECT
Mason at Daytona Beach
INVESTED
$20.8 million
FUNDRISE
INCOME FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read them carefully before investing.

fundrise.com/income

Our lowest investment minimum ever

Learn more

Like Comment Share















fundrise
Sponsored

A once-in-a-decade opportunity for fixed income investors

EXAMPLE PROJECT
Mason at Daytona Beach
INVESTED
$20.8 million

FUNDRISE
INCOME FUND

Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read them carefully before investing.

Learn more

fundrise The Fundrise Income Fund aims to capitalize on high-interest rates in order to potentially deliver some of the most attractive risk-adjusted yields of the past decade.

You can add the Fundrise Income Fund to your portfolio today.


fundrise
Sponsored
FUNDRISE
INCOME FUND
A once-in-a-decade opportunity for fixed income investors
EXAMPLE PROJECT
Mason at Daytona Beach
Invested
$20.8 million
LEARN MORE
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/income. Read them carefully before investing.

















Reels
FUNDRISE
INCOME FUND
A once-in-a-decade opportunity for fixed income investors
EXAMPLE PROJECT
Mason at Daytona Beach
Invested
fundrise
Learn more
The Fundrise Income Fund aims to capitalize on high-interest rates in order to pote... more
investment objectives, risks, charges, and expenses of the Fundrise Income
This and other information can be found in the Fund's prospectus
Read them carefully before investing.
Sponsored



FUNDRISE
INCOME FUND

An opportunistic investment strategy for income-focused investors

The current economic environment has created arguably the most attractive environment for private credit investments in a generation.

Rising interest rates have resulted in near-unprecedented dislocation in real estate credit markets. As a result, many top-tier real estate operators are facing liquidity shortfalls and are in need of near-term financing solutions to pay down existing loans or recapitalize certain assets.

With far more borrowers in search of capital than there are willing lenders, the cost of borrowing has skyrocketed. **This has created a rare window of opportunity for well-capitalized, experienced investors like the Fundrise Income Fund to bridge the gap via private credit.**

Learn more at fundrise.com/mail.



EXAMPLE PROJECT

Mason at Daytona Beach

Invested	Units
$20.8 million	300

What is private credit?

Private credit is an asset class that consists generally of loans, fixed-income, or other structured investments that aim to deliver higher yields with lower overall risk when compared to equity investments.





FUNDRISE
INCOME FUND

Our track record

While this strategy is newly calibrated for the current environment, the Fundrise Income Fund is able to draw on a deep well of established partners and executional experience.

We've made hundreds of millions of dollars worth of mezzanine and preferred equity investments by working with some of the top banks, sponsors and capital brokers, establishing a reputation as a strong partner.

As a result, we've become a sought-after capital source and we've developed a robust pipeline of deal flow tailored specifically to this type of opportunistic lending.

UNPARALLELED PRIVATE MARKET ACCESS

- **Low minimum**: Start investing with as little as $10
- **Quarterly liquidity**: No penalty or cost associated with redemption
- **Low fees**: No carried interest or transaction fees

Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Income Real Estate Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/campaigns/fund/income. Read them carefully before investing. This is just one example of many projects in the Fundrise Income Real Estate Fund. You can view all of the assets in the Fundrise Income Real Estate Fund at fundrise.com/campaigns/fund/income.

9:41
Income Fund
Asset allocation
HOMEBUILDER FINANCE
67.3%
REAL ESTATE DEBT
12.6%
PREFERRED EQUITY
11.5%
PUBLIC REIT EQUITIES
5.8%
OTHER
2.8%
Dividend
Quarterly Dividend
PREFERENCE
Reinvested
PLAN
Custom
Preferred equity
Apartment development financing in Orlando, FL
$16,300,000
Investment size
Homebuilder finance
Homebuilder finance near Nashville, TN
$28,700,000
Investment size
Subject Property